Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-117813, 333-117814, 333-159009, and 333-186618) on Form S-8, and (No. 333-211316) on Form S-3 of Reynolds American Inc. of our reports dated February 9, 2017, with respect to the consolidated balance sheets of Reynolds American Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 Annual Report on Form 10-K of Reynolds American Inc.

/s/ KPMG LLP

Greensboro, North Carolina
February 9, 2017